SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON AUGUST 30, 2007.

VENUE AND TIME: Av. Eusébio Matoso, 891, 22nd floor, in the City of São Paulo, State of São Paulo, at 9:00 a.m.

BOARD: Pedro Sampaio Malan - Chairman Priscila Ferrari - Secretary

QUORUM: More than a half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Appointed, as the Officer incumbent before the Brazilian Central Bank of Unibanco Conglomerate Ombuds organizational component, to be constituted by the Company in accordance with the Resolution (Resolução) of the Conselho Monetário N. 3.477/07, Mr. FERNANDO BARÇANTE TOSTES MALTA, a Brazilian citizen, divorced, systems analyst, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 5th floor, bearer of Identity Card RG N. 07.292.860 -9-IFP-RJ and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 992.648.037 -34, duly re-elected as Deputy Officer of the Company by the Board of Directors in the meeting held on March 21, 2007.

2. Appointed, as the Ombudswoman of the Unibanco Conglomerate, in accordance with the Resolution (Resolução) of the Conselho Monetário N. 3.477/07, Mrs. CRISTIANA DE ANDRADE PINCIROLI PASCUAL, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 11th floor, bearer of Identity Card RG N. 19.456.881 -SSP/SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 146.464.198 -66, with open-ended term of office.

São Paulo, August 30, 2007. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Guilherme Affonso Ferreira, Israel Vainboim and Pedro Luiz Bodin de Moraes.

This minute is an exact copy of the original transcribed in the proper Corporate Book.

São Paulo, August 30, 2007.

_________________________________                                   _________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 30, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.